Laboratory Corporation of Americar Holdings
358 South Main Street
Burlington, NC   27215
Telephone:  336-584-5171


FOR IMMEDIATE RELEASE


Contact: 336-436-4855         Shareholder Direct:  800-LAB-0401
         Pamela Sherry                             www.labcorp.com


LABCORP-REGISTERED TRADEMARK- RENEWS NATIONAL AFFILIATION WITH
UNITEDHEALTHCARE

Renewal Strengthens National Relationship


Burlington, NC, November 14, 2000 - Laboratory Corporation of America Holdings-Registered Trademark- (LabCorp-Registered Trademark-) (NYSE:
LH) announced today that it has entered into a multi-year contract extension with UnitedHealthcare as a national provider of its clinical laboratory testing. UnitedHealthcare is the nation's second-largest health insurer and the largest division of Minneapolis-based UnitedHealth Group (NYSE: UNH). As a result of the new contract, LabCorp will continue to provide national clinical laboratory testing and additional related services to nearly 15 million people who participate in UnitedHealthcare's health benefit programs. Terms of the agreement were not disclosed.

"We are pleased that UnitedHealthcare has again selected LabCorp as a provider of laboratory services in all of its product lines throughout the U.S.," said Stevan R. Stark, executive vice president of sales and marketing for LabCorp. "LabCorp is dedicated to the continual development of long-term relationships with key health plans through our commitment to offer the latest advances in information technology, data management, and technological expertise."

In addition to laboratory testing services, LabCorp offers its managed care customers a broad range of information services such as utilization data, customized reporting, and process improvements in operational and business interfaces between organizations. Its pioneering advances in integrated data solutions are designed to help managed care companies enhance their disease management initiatives to build healthier member populations. Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) is a national clinical laboratory with annual revenues of $1.7 billion in 1999. With 18,000 employees and over 100,000 clients nationwide, the Company offers more than 2,000 clinical tests ranging from simple blood analyses to sophisticated molecular diagnostics. LabCorp leverages its expertise in innovative clinical testing technology with its Centers of Excellence. The Center for Molecular Biology and Pathology, in Research Triangle Park (RTP), North Carolina, develops applications for polymerase chain reaction (PCR) technology and its National Genetics Institute in Los Angeles is an industry leader in developing novel, highly sensitive PCR methods for testing hepatitis C and other infectious agents. Its Center for Occupational Testing in RTP is one of the world's largest substance abuse testing facilities, and the Center for Esoteric Testing in Burlington, North Carolina, performs the largest volume of specialty testing in the network. LabCorp's clients include physicians, state and federal government, managed care organizations, hospitals, clinics, pharmaceutical and Fortune 1000 companies, and other clinical laboratories.

Each of the above forward-looking statements is subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect LabCorp's financial results is included in the Company's Form 10-K for the year ended December
31, 1999 and subsequent SEC filings.